Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Bob Kowalishin joins Claude's Board

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, March 23 /CNW Telbec/ - Josef Spross, Chairman of the Board of
Claude Resources Inc., is pleased to announce that Bob Kowalishin has joined the Company's Board of Directors. Mr. Kowalishin recently retired after a
42 year career with the Trane Company, a division of American Standard. He has held senior management positions in Canada and the United States, most recently District Manager of Trane's Ontario operations based in Toronto.
Previous to that, he served as Franchise Holder in Saskatoon (1972-1995), and
Regional Manager responsible for Canada and North Eastern United States. Since
retirement, he has been a consultant and adviser to Trane's Leadership
Development Program.
    During his career, Mr. Kowalishin has continued to maintain residence in
Saskatoon where he now resides full time. He received his Bachelor of Science
(Mechanical Engineering) from the University of Saskatchewan in 1962 and is a
Life Member of the American Society of Heating, Refrigeration, and Air
Conditioning Engineers and a Life Member of Association of Professional
Engineers and Geoscientists of Saskatchewan.

    Claude is a public company based in Saskatoon, Saskatchewan with shares trading on both the Toronto Stock Exchange (TSX-CRJ) and the American Stock
Exchange (AMEX-CGR). Claude is a gold mining and exploration company with producing oil and natural gas assets. The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 750,000 ounces of gold from its Seabee mine in northeastern Saskatchewan. The Company also owns 100% of the Madsen property in the Red Lake camp of northwestern
Ontario.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: please contact: Neil McMillan, President and
CEO, (306) 668-7505, Facsimile: (306) 668-7500,
clauderesources(at)clauderesources.com; Renmark Financial Communications Inc.:
Neil Murray-Lyon, nmurraylyon(at)renmarkfinancial.com; Christina Lalli,
clalli(at)renmarkfinancial.com; (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 12:51e 23-MAR-07